Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 2, 2011

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 5, dated December 1, 2010, Supplement No. 6, dated December 22, 2010, Supplement No. 8, dated December 30, 2010, Supplement No. 9, dated January 5, 2011, and Supplement No. 10, dated January 25, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” and supplements Section D of Supplement No. 5, dated December 1, 2010, Section A of Supplement No. 9, dated January 5, 2011, and Section B of Supplement No. 10, dated January 25, 2011. The disclosure in Section C of Supplement No. 9, dated January 5, 2011, is hereby superseded:

Baltimore Building Two

On January 27, 2011, one of our wholly-owned subsidiaries acquired a 100% fee interest in one industrial building that is approximately 824,000 square feet on 70.3 acres located in Hagerstown, Maryland (the “Baltimore Building Two”). In connection with this acquisition, an agreement of purchase and sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, and Jerome L. Rappaport, Jr. and Janet F. Aserkoff, Trustees of Hagerstown Nominee Trust. The Baltimore Building Two is currently 100% leased to Home Depot U.S.A., Inc. (“Home Depot”), under a lease that expires on September 30, 2016. The tenant has two options to extend the lease for a period of five years each.

Beginning January 1, 2011, the annual base rent under the lease is currently approximately $3.1 million, and is subject to annual rent escalations of approximately 2.5% to 2.7% through the end of the lease term. The Baltimore Building Two serves as a primary distribution facility for Home Depot’s North American internet fulfillment. Home Depot is one of the largest multi-channel retailers in the world.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

Our management currently believes that the Baltimore Building Two is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Baltimore Building Two will be adequately covered by insurance. The aggregate cost of the Baltimore Building Two (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price was $41.2 million, exclusive of transfer taxes, due diligence and other closing costs. We estimate that the purchase price capitalization rate is approximately 7.4%. There are a number of comparable facilities in the vicinity of the Baltimore Building Two that may compete with this facility. Per the terms of the Advisory Agreement, we paid an acquisition fee of $823,000 to the Advisor equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and debt financing as described below.

We believe that, as an East Coast port market, the Port of Baltimore area is an important distribution hub with significant geographic and physical barriers to entry. The Baltimore Building Two is located less than one mile from the intersection of I-70 and I-81, in the middle of the Hagerstown distribution market. The Hagerstown distribution market has rapidly become a primary hub for products moving up and down the eastern seaboard.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Baltimore Building Two during each of the past five years ended December 31:

Year	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	100%	$3.22
2006	100%	$3.40
2007	100%	$3.45
2008	100%	$3.50
2009	100%	$3.55

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s base rent revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property,” and supplements Section E of Supplement No. 5, dated December 1, 2010, Section B of Supplement No. 8, dated December 30, 2010, and Section B of Supplement No. 9, dated January 5, 2011:

On January 27, 2011, we, through various subsidiaries, entered into three secured, non-recourse loan agreements with ING USA Annuity Life and Insurance Company (“ING”) for an aggregate amount of $42.0 million (the “ING Facility”). The ING Facility bears a fixed interest rate of 4.81%, requires monthly payments of interest and principal (based on an approximate 30 year amortization), and has a contractual maturity of November 1, 2040. However, the lender has the ability to call the loan on November 1, 2020 and November 1, 2030. As such, the expected maturity is November 1, 2020. The ING Facility is secured by mortgages, deeds to secure debt, or deeds of trust, as applicable, and related assignments and security interests in, and is cross-collateralized by, the Baltimore Building Two, the Dallas Portfolio, the Tampa Building, and the Atlanta Portfolio properties. Such cross-collateralization is effected through guaranties and second priority mortgages, deeds to secure debt, and deeds of trust, as applicable, on the Baltimore Building Two, the Dallas Portfolio, the Tampa Building, and the Atlanta Portfolio properties. The three loans within the ING Facility, together with a previously existing loan from ING to another one of our subsidiaries that is secured by the Atlanta Portfolio properties, are collectively referred to as the “ING Pooled Facility.”

The proceeds from the ING Facility were used to fund a portion of the acquisition of the Baltimore Building Two described above. In addition, the proceeds may be used to fund the Company’s future capital requirements, including the funding of acquisitions and distributions.

The terms of the ING Pooled Facility limit our ability to prepay the loans for a period of time and certain prepayments thereafter will be subject to the payment of prepayment premiums. Subject to certain financial covenants and restrictions, we may prepay various individual loans within the ING Pooled Facility (i) if release pricing equals 115% to 120% of the outstanding balance for such loan(s) along with any applicable prepayment premiums paid, or (ii) in connection with a substitute loan with ING that satisfies certain conditions. In addition, the ING Pooled Facility contains customary affirmative, negative, and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the respective properties, and borrowing conditions, all as set forth in the agreements. The ING Pooled Facility also contains various customary events of default, which are defined in the agreements. As is customary in such financings, if an event of default occurs under the ING Pooled Facility, the lender may accelerate the repayment of amounts outstanding and exercise other remedies, subject, in certain instances to the expiration of an applicable cure period.

A reserve of up to $1.6 million must be funded by property cash flow generated from the Baltimore Building Two property commencing in October 2015 if the existing tenant of that property does not renew its lease or a replacement tenant is not in place by that time. Such reserve would be released once a new lease for the property is executed.

Our subsidiaries that directly own the properties securing the loans are the borrowers under the ING Pooled Facility. The Operating Partnership has provided customary non-recourse guarantees of certain of the obligations under the agreements.